Exhibit 99.4

By Email Aptorum Group Limited Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010 Cayman Islands 26 February 2020	Floor 4, Willow House, Cricket Square Grand Cayman KY1-9010 Cayman Islands
D +1 345 914 5845 T +1 345 949 2648 F +1 345 949 8613 E rlaws@campbellslegal.com or dmagee@campbellslegal.com campbellslegal.com
Our Ref: RCS/RML/12574-17506 Your Ref:
CAYMAN | BVI | HONG KONG

Dear Sirs

Aptorum Group Limited

We have acted as Cayman Islands legal advisers to Aptorum Group Limited (the “Company”), a Cayman Islands exempted company, in connection with the Company’s registration and offering of 1,351,350 Class A Ordinary Shares at an issue price of US$7.40 per share of the Company (“Shares”), issuable in accordance with a securities purchase agreement of the Company and warrants to purchase up to an aggregate of 1,351,350 Class A Ordinary Shares (“Warrants”) pursuant to the securities purchase agreement (“Purchase Agreement”) dated 25 February 2020, as well as a Registration Statement on Form F-3 (file number 333-235819 (the “Original Registration Statement”), that was declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on 15 January 2020, the statutory prospectus included in the Original Registration Statement (the “Base Prospectus”), and the Form 6-K and the prospectus supplement included therein dated 26 February 2020 (the “Prospectus Supplement” and together with the Base Prospectus the “Registration Statement”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

In giving this opinion we have relied upon the opinion we have given on 6 January 2020 in relation to the Registration Statement, and the Director’s Certificate (as defined below) which certified certain matters stated therein.

1	Assumptions

1.1	The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving these opinions we have relied (without further verification) upon the completeness and accuracy of the Resolutions, the Shareholder Resolutions and the Certificate of Good Standing (each as defined below). We have also relied upon the following assumptions, which we have not independently verified:

(a)	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate;

Resident Hong Kong Partners: Ashley Davies (British Virgin Islands) and Jenny Nip (England and Wales)

Non-Resident Hong Kong Partner: Robert Searle (Cayman Islands)

Cayman Islands and British Virgin Islands

(b)	All signatures, initials and seals are genuine;

(c)	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions expressed herein;

(d)	The A&R Memorandum and Articles remain in full force and effect and are unamended;

(e)	The Resolutions were duly passed in the manner prescribed in the A&R Memorandum and Articles and the resolutions contained in the Resolutions are in full force and effect at the date hereof and have not been amended, varied or revoked in any respect;

(f)	The authorised shares of the Company as set out in the A&R Memorandum and Articles have not been amended; and

(g)	The minute book and corporate records of the Company as maintained at its registered office in the Cayman Islands are complete and accurate in all material respects, and all minutes and resolutions filed therein represent a complete and accurate record of all meetings of the shareholders and directors (or any committee thereof) (duly convened in accordance with the then effective Memorandum and Articles of Association of the Company) and all resolutions passed at the meetings, or passed by written consent as the case may be.

2	Documents Reviewed

2.1	We have reviewed originals, copies, drafts or conformed copies of the following documents and such other documents or instruments as we deem necessary:

(a)	A copy of the Registration Statement as filed with the Commission;

(b)	A copy of the Prospectus Supplement to be filed with the Commission on or about the date of this opinion.

(c)	A copy of the certificate of incorporation issued by the Registrar of Companies in the Cayman Islands on 13 September 2010;

(d)	A copy of the Company’s certificate of incorporation on change of name issued by the Registrar of Companies in the Cayman Islands on 3 March 2017;

(e)	A copy of the certificate of incorporation of change of name issued by the Registrar of Companies in the Cayman Islands dated 19 October 2017;

(f)	A copy of the statutory registers of directors and officers, members, mortgages and charges of the Company as maintained at its registered office in the Cayman Islands on 25 February 2020;

(g)	A copy of the second amended and restated Memorandum and Articles of Association of the Company adopted by the Shareholder Resolutions on 13 October 2017 and filed with the Registrar of Companies (the “A&R Memorandum and Articles”);

(h)	Certificate of Good Standing in respect of the Company issued by the Registrar of Companies in the Cayman Islands dated 25 February 2020 (the “Certificate of Good Standing”);

(i)	Copies of the written resolutions of the Board dated 27 November 2018, 30 May 2018, 27 March 2018, 3 April 2018, 9 October 2017, 17 September 2017, 18 April 2019, 12 November 2019, 17 December 2019 and 23 February 2020 (together, the “Directors Resolutions”);

(j)	Copies of the written resolutions of the audit committee dated 23 January 2020 and of the pricing committee dated 25 February 2020 (“Committee Resolutions”); and

(k)	A copy of the shareholder resolutions of the Company dated 3 October 2017 (the “Shareholder Resolutions” and together with the Directors Resolutions and Committee Resolutions the “Resolutions”); and

(l)	A certificate provided by a director of the Company dated 6 January 2020 confirming the matters set out in paragraphs (A) and (B) on page 1 above (“Director’s Certificate”).

The documents exhibited as 99.1, 99.2 and 99.3 in the Prospectus Supplement are hereinafter referred to as the “Documents”.

3	Opinion

Based upon the foregoing and subject to the qualifications set out below and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing with the Registrar of Companies under the laws of the Cayman Islands.

3.2	The Company has taken all necessary action to authorize the execution, delivery and performance of the Documents in accordance with their respective terms.

3.3	The Class A Ordinary Shares as described in the Registration Statement will, upon the receipt of full payment, issuance and delivery in accordance with the terms of the offering described in the Registration Statement and registration in the register of members (shareholders) of the Company, be validly issued, fully paid and non-assessable;

3.4	The Warrants have been duly authorized for issuance pursuant to the Purchase Agreement and, when issued and delivered by the Company pursuant to the Purchase Agreement against receipt of the consideration set forth therein, the Warrants will be validly issued, fully paid and nonassessable; and

3.5	The Class A Ordinary Shares underlying the Warrants have been duly authorised, and when issued upon exercise of the Warrants, will be validly issued, fully paid and nonassessable.

4	Qualifications

The opinions hereinbefore given are subject to the following qualifications:

4.1	We make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

4.2	In this opinion, the phrase “non-assessable” means, with respect to the Class A Ordinary Shares and Warrants, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Class A Ordinary Shares or Warrants by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

4.3	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

4.4	In the event the Documents are executed in or brought within the jurisdiction of the Cayman Islands (e.g. for the purpose of enforcement or obtaining payment) stamp duty may be payable.

We hereby consent to filing of this opinion as an exhibit to the Registration Statement and to the reference to our name under the heading “Enforcement of Civil Liabilities” and elsewhere in the Registration Statement. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder, with respect to any part of the Registration Statement, including this opinion and an exhibit or otherwise.

Yours faithfully

/s/ Campbells

Campbells

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